UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X] Merger

     [X] Liquidation

     SunAmerica Strategic Investment Series, Inc. was a series company, with 7 separate investment series and two of the series were liquidated while the remaining series were merged into a corresponding AIG SunAmerica mutual fund.

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business  Development Company (Note:  Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: SunAmerica Strategic Investment Series, Inc.

3.   Securities and Exchange Commission File No.: 811-0169

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application        [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Joseph P. Kelly, Associate Counsel
      Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311
      (201) 324-6374


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      AIG SunAmerica Asset Management Corp. ("SAAMCo")
      Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311
      (800) 858-8850


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Investment Adviser:
     SAAMCo - November 16, 2001 to Present
     American General Asset Management Corp. - March 10, 2000 to November 15, 2001;

     CypressTree Asset Management Corporation, Inc. - October 1, 1997 to March 9, 2000

     Subadviser:
     Subadvisory Agreements:
     American General Investment Management, L.P. was subadviser to the Stock Index Fund, Aggressive Growth LifeStage Fund, Moderate Growth LifeStage Fund and Conservative Growth LifeStage Fund from March 2000 until November 2001.

     AIG Global Investment Corp. was subadviser to the Stock Index Fund from January 2002 until February 2004 and is located at 175 Water Street, New York, New York 10038.

     J.P. Morgan Investment Management, Inc. was subadviser to the Tax Managed Equity Fund from March 1999 until February 2004 and is located at 522 Fifth Avenue, New York, New York 10036.

     T. Rowe Price Associates, Inc. was subadviser to the Science & Technology Fund from March 2000 until February 2004 and is located at 100 East Pratt Street, Baltimore, Maryland 21202.


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Distributor:
     AIG SunAmerica Capital Services, Inc. serves as the distributor to the funds and is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     American General Funds Distributors, Inc. was the distributor from March 2000 until November 2001.

     CypressTree Funds Distributor, Inc. was the distributor from October 1997 until March 2000.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es): Not applicable

     (b)  Trustee's name(s) and address(es):   Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

     [ ] Yes        [X] No

     If   Yes, for each UIT state:

          Name(s):

          File No.: 811-

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place:

          October 30, 2003

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes    [X] No

          If Yes, state the date on which the shareholder  vote took place:


          If No, explain:

          Each series of SunAmerica Strategic Investment Series, Inc. was either merged into a corresponding AIG SunAmerica Mutual Fund or liquidated in accordance with the requirements of the Investment Company Act of 1940, as amended and Maryland state law. As a result, no shareholders of SunAmerica Strategic Investment Series, Inc. remained to vote to deregister.


II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:

          February 20, 2004

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes    [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations  only:
          Were any  distributions  to  shareholders  made in kind?

          [ ] Yes    [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:  Not applicable.
     Has the fund issued senior securities?

     [ ] Yes        [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes    [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes        [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses incurred  in  connection with  the  Merger  or
          Liquidation:

          (i)    Legal expenses: $226,000

          (ii)   Accounting expenses: $30,000

          (iii)  Other expenses (list and identify separately):

                 Printing and Mailing - $40,000
                 Blue Sky Registration: $40,000

          (iv)   Total expenses (sum of lines (i)-(iii) above): $336,000

     (b)  How were those expenses allocated?

          Investment Adviser (see below) bore the expenses.



     (c)  Who paid those expenses?

          SAAMCo, investment adviser to the SunAmerica Strategic Investment Series, Inc., bore all expenses in connection with the reorganization.



     (d)  How did the fund pay for unamortized expenses (if any)?

          Any unamortized expenses were expensed and reimbursed by SAAMCo.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          SunAmerica Focused Series, Inc.
          SunAmerica Equity Funds


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          SunAmerica Focused Series, Inc. 333-11283, 811-07797
          SunAmerica Equity Funds 33-8021, 811-4801

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Form: N-14
          File No: 333-11283
          Filing Date: November 20, 2003 amended December 24, 2003

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SunAmerica Strategic Investment Series, Inc., (ii) he or she is the Secretary of SunAmerica Strategic Investment Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                        /s/ Joseph P. Kelly
                                        -------------------
                                            Secretary

Date: September 21, 2004